SANDVIK

Our date: 2008-03-17
Our reference:
Your date:
Your reference:

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

08001533

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

RECEIVED
2008 MAR 28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB Nomination Committee's proposal to Board prior to the 2008 Annual General Meeting, dated 12 March 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

PROCESSED
APR 01 2008
THOMSON FINANCIAL

Anders Örbom
Group Treasurer and VP Finance

dw 3/31

Postal address: SANDVIK AB, SE-811 81 SANDVIKEN, SWEDEN
Public Company (publ): Reg.No 556000-3468, VAT No. SE663000060901, www.sandvik.com
Telephone: +46 26 26 00 10
Telefax: +46 26 26 10 76

K 003

SANDVIK

Press release

Sandvik AB Nomination Committee's proposal to Board prior to the 2008 Annual General Meeting

The Nomination Committee of Sandvik AB proposes the reelection of Hanne de Mora, Georg Ehrnrooth, Fredrik Lundberg, Egil Myklebust, Anders Nyrén, Lars Pettersson and Clas Åke Hedström, and the election of new Board member Simon Thompson. Clas Åke Hedström is proposed as the Chairman of the Board.

Simon Thompson has held several positions in Anglo American plc and has extensive knowledge of the global mining industry. He is a member of the Board of AngloGold Ashanti and United Company RUSAL.

Sigrun Hjelmquist has declined reelection.

The Nomination Committee comprised Carl-Olof By, Industrivärden, Chairman, Curt Källströmer, SHB Pension Foundation and Funds, Staffan Grefbäck, Alecta Pension Insurance, Marianne Nilsson, Swedbank Robur Funds and Clas Åke Hedström, Sandvik's Chairman of the Board.

The Nomination Committee's other proposals will be disclosed in the notice of the Annual General Meeting.

The Annual General Meeting of Sandvik AB will be held on Tuesday, 29 April 2008, at 5:00 p.m. at Jernvallen, Sandviken.

Further information can be obtained from the Nomination Committee's Chairman Carl-Olof By, tel. +46 8 66 66 400.

Sandviken, 12 March 2008

Sandvik AB; (publ)

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik acquires provider of crushing and rock-sizing equipment, dated 17 March 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Press Release

Sandvik acquires provider of crushing and rock-sizing equipment

Sandvik has reached an agreement to acquire the German system-technology provider, Aubema Beteiligungs GmbH and its subsidiaries AUBEMA Crushing Technology GmbH and Beijing AUBEMA Technology Co. Ltd.

Aubema provides system technology in the specialized field of crushing and rock sizing. The main emphasis is on development and manufacturing of customized solutions for fragmentation of coal, coke, limestone, different types of ore, salt, fertilizer and other softer minerals and materials. The company focuses on design and production of custom-tailored equipment, including hammer mills, impact mills, roll crushers, cone crushers and vibrating mills.

AUBEMA's head office is located in Bergneustadt, Germany, and the company has 70 employees in Germany and 10 in China. Sales amounted to SEK 160 M in 2007.

Completion of the acquisition is subject to the approval of the German competition authority.

"The acquisition is in line with Sandvik Mining and Construction's objective to be a leading provider of crushers for softer materials. Aubema has a first-rate product line within soft-rock applications, good design capabilities to further develop its product portfolio and is established within the large Chinese market for coal crushing," says Lars Josefsson, President of the Sandvik Mining and Construction business area.

Sandviken, 17 March 2008

Sandvik AB; (publ)

For further information, contact Lars Josefsson, President of Sandvik Mining and Construction business area, tel: +46 26 26 51 51 or Jan Lissåker, Vice President, Investor Relations, Sandvik AB, tel: +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2007 about 47,000 employees and representation in 130 countries, with annual sales of more than SEK 86,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a leading global supplier of machinery, cemented-carbide tools, service and technical solutions for the excavation and sizing of rock and minerals in the mining and construction industries. Annual sales in 2007 amounted to about SEK 33,100 M, with approximately 15,200 employees.

END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43